EXHIBIT 99.1

Intellipharmaceutics Provides Update for Its Generic Protonix(R) Application

TORONTO, Dec. 22, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), today announced that it has notified the U.S. Food and Drug Administration (FDA) that it has not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceedings by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for its application to market a generic of Wyeth's Protonix® (delayed-release pantoprazole sodium) tablets. As part of its abbreviated new drug application (ANDA) filing for generic Protonix®, Intellipharmaceutics had informed Wyeth that it had submitted paragraph IV certifications of invalidity and non-infringement for the patents that cover Protonix®. As far as the Company can determine, Wyeth has not filed a patent infringement action within the 45 day period prescribed by Hatch-Waxman Act.

As a result, Intellipharmaceutics will not be subject to the automatic 30-month stay of FDA approval to market the product as is prescribed by the Hatch-Waxman Act when such patent infringement proceedings have been commenced, and that it will be in a position to market its product in the United States upon FDA approval. No assurance can be given as to whether or when the FDA will approve the Company's application.

"This is a very positive development regarding our generic version of Protonix, as it removes a key legal hurdle in getting our product into the market," stated Dr. Isa Odidi, CEO of Intellipharmaceutics. "We have had a very productive year and look forward to 2011 and adding to the ANDA products we now have before the FDA, which include generics of Focalin XR®, Effexor XR®, and Protonix®."

In October 2010, Intellipharmaceutics announced that the FDA had accepted for filing its ANDA for a generic version of Protonix®, a drug that inhibits gastric acid secretion and is prescribed for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. Sales of Protonix® in the United States were approximately $1.8 billion in 2009.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com